Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 28, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Global Brass and Copper Holdings, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-1 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended, of $150,000,000 of the Company’s common stock, par value $0.01 per share.

The Company has informed us that the filing fee in the amount of $17,190 was wired to the U.S. Treasury designated lockbox depository at U.S. Bank, N.A. in St. Louis, Missouri.

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned, Lawrence G. Wee, at (212) 373-3052.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton

Global Brass and Copper Holdings, Inc.